
                                  UNITED STATES               ---------------------------
                       SECURITIES AND EXCHANGE COMMISSION            OMB APPROVAL
                             Washington, D.C. 20549           ---------------------------
                                                              OMB Number:       3235-0145
                                                              Expires:  December 31, 2005
                                                              Estimated average burden
                                                              hours per response.......15
                                                              ---------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)1

                      Allied Healthcare International Inc.
--------------------------------------------------------------------------------
                                (Name if Issuer)

                      Common Stock $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of class of Securities)

                                   894081 10 8
                       ----------------------------------
                                 (CUSIP Number)

      Scott A. Shay, Hyperion Partners II L.P., 50 Charles Lindbergh Blvd.,
                 Suite 500, Uniondale, NY 11553 (516) 745-6644
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 12 Pages)


----------

1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------   --------------------    --------------------------
CUSIP No.  894081 10 8                  13D            Page   2   of    12 Pages
           ------------                                     ----       ---
---------------------------   --------------------    --------------------------
           NAME OF REPORTING PERSON
   1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Hyperion Partners II L.P.
--------- ------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [_]
                                                                                     (b) [X]
--------- ------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   WC, OO
--------- ------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO           [_]
          ITEM 2(d) OR 2(e)
--------- ------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------- ------------------------------------------------------------------------------------

  NUMBER OF           7     SOLE VOTING POWER
   SHARES                          -0-
BENEFICIALLY          -------- ---------------------------------------------------------------
  OWNED BY            8     SHARED VOTING POWER
    EACH                       -11,002,910- (1)
  REPORTING           -------- ---------------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH                             -0-
                      -------- ---------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                -11,002,910- (1)
--------- ------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    11,485,610- (1)
--------- ------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [X]

--------- ------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     25.8%
--------- ------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                     PN
--------- ------------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Power is exercised through its sole general partner, Hyperion Ventures II
     L.P.

---------------------------   --------------------    --------------------------
CUSIP No.  894081 10 8                  13D            Page  3    of   12 Pages
           ------------                                     ----       ---
---------------------------   --------------------    --------------------------
           NAME OF REPORTING PERSON
   1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Hyperion Ventures II L.P.
--------- ------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [_]
                                                                                     (b) [X]
--------- ------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                  OO
--------- ------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO           [_]
          ITEM 2(d) OR 2(e)
--------- ------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------- ------------------------------------------------------------------------------------

  NUMBER OF           7     SOLE VOTING POWER
   SHARES                          -0-
BENEFICIALLY          -------- ---------------------------------------------------------------
  OWNED BY            8     SHARED VOTING POWER
    EACH                        -11,002,910- (1)
  REPORTING           -------- ---------------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH                             -0-
                      -------- ---------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                -11,002,910- (1)
--------- ------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    11,485,610- (1)
--------- ------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [X]

--------- ------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     25.8%
--------- ------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                     PN
--------- ------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in its capacity as the sole general partner of Hyperion Partners II L.P.

---------------------------   --------------------    --------------------------
CUSIP No.  894081 10 8                  13D            Page  4    of   12 Pages
           ------------                                     ----       ---
---------------------------   --------------------    --------------------------
           NAME OF REPORTING PERSON
   1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Hyperion Funding II Corp.
--------- ------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [_]
                                                                                     (b) [X]
--------- ------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   OO
--------- ------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO           [_]
          ITEM 2(d) OR 2(e)
--------- ------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------- ------------------------------------------------------------------------------------

  NUMBER OF           7     SOLE VOTING POWER
   SHARES                          -0-
BENEFICIALLY          -------- ---------------------------------------------------------------
  OWNED BY            8     SHARED VOTING POWER
    EACH                        -11,002,910- (1)
  REPORTING           -------- ---------------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH                             -0-
                      -------- ---------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                -11,002,910- (1)
--------- ------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    11,485,610- (1)
--------- ------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [X]

--------- ------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     25.8%
--------- ------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                     CO
--------- ------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in its capacity as the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P.

---------------------------   --------------------    --------------------------
CUSIP No.  894081 10 8                  13D            Page  5    of   12 Pages
           ------------                                     ----       ---
---------------------------   --------------------    --------------------------
           NAME OF REPORTING PERSON
   1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Hyperion TW Fund L.P.
--------- ------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [_]
                                                                                     (b) [X]
--------- ------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                 WC, OO
--------- ------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO           [_]
          ITEM 2(d) OR 2(e)
--------- ------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------- ------------------------------------------------------------------------------------

  NUMBER OF           7     SOLE VOTING POWER
   SHARES                          -0-
BENEFICIALLY          -------- ---------------------------------------------------------------
  OWNED BY            8     SHARED VOTING POWER
    EACH                       -4,148,456-(1)
  REPORTING           -------- ---------------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH                             -0-
                      -------- ---------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                               -4,148,456-(1)
--------- ------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -4,148,456-(1)
--------- ------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [X]

--------- ------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     9.3%
--------- ------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                     PN
--------- ------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Power is exercised through its sole general partner, Hyperion TW LLC.

---------------------------   --------------------    --------------------------
CUSIP No.  894081 10 8                  13D            Page  6    of   12 Pages
           ------------                                     ----       ---
---------------------------   --------------------    --------------------------
           NAME OF REPORTING PERSON
   1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Hyperion TW LLC
--------- ------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [_]
                                                                                     (b) [X]
--------- ------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                 OO
--------- ------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO           [_]
          ITEM 2(d) OR 2(e)
--------- ------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------- ------------------------------------------------------------------------------------

  NUMBER OF           7     SOLE VOTING POWER
   SHARES                          -0-
BENEFICIALLY          -------- ---------------------------------------------------------------
  OWNED BY            8     SHARED VOTING POWER
    EACH                       -4,148,456-(1)
  REPORTING           -------- ---------------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH                             -0-
                      -------- ---------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                               -4,148,456-(1)
--------- ------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -4,148,456-(1)
--------- ------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [X]

--------- ------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     9.3%
--------- ------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                     OO
--------- ------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Solely in its capacity as the general partner of Hyperion TW Fund L.P.

---------------------------   --------------------    --------------------------
CUSIP No.  894081 10 8                  13D            Page  7    of   12 Pages
           ------------                                     ----       ---
---------------------------   --------------------    --------------------------
           NAME OF REPORTING PERSON
   1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lewis S. Ranieri
--------- ------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [_]
                                                                                     (b) [X]
--------- ------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                 OO
--------- ------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO           [_]
          ITEM 2(d) OR 2(e)
--------- ------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
--------- ------------------------------------------------------------------------------------

  NUMBER OF           7     SOLE VOTING POWER
   SHARES                          -0-
BENEFICIALLY          -------- ---------------------------------------------------------------
  OWNED BY            8     SHARED VOTING POWER
    EACH                       -11,860,610-(1)
  REPORTING           -------- ---------------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH                             -0-
                      -------- ---------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                               -11,860,610-(1)
--------- ------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   11,860,610- (1)
--------- ------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [X]

--------- ------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     26.7%
--------- ------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                     IN
--------- ------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is a member of Hyperion TWH Fund LLC and the sole managing member of Hyperion TW LLC, which is the sole general partner of Hyperion TW Fund L.P., and as co-Managing Member of Hyperion TWH Fund II LLC.

---------------------------   --------------------    --------------------------
CUSIP No.  894081 10 8                  13D            Page  8    of   12 Pages
           ------------                                     ----       ---
---------------------------   --------------------    --------------------------
           NAME OF REPORTING PERSON
   1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Scott A. Shay
--------- ------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [_]
                                                                                     (b) [X]
--------- ------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                 OO
--------- ------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO           [_]
          ITEM 2(d) OR 2(e)
--------- ------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
--------- ------------------------------------------------------------------------------------

  NUMBER OF           7     SOLE VOTING POWER
   SHARES                          -0-
BENEFICIALLY          -------- ---------------------------------------------------------------
  OWNED BY            8     SHARED VOTING POWER
    EACH                       -11,860,610-(1)
  REPORTING           -------- ---------------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH                             -0-
                      -------- ---------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                               -11,860,610-(1)
--------- ------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   11,860,610- (1)
--------- ------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [X]

--------- ------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     26.7%
--------- ------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                     IN
--------- ------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is a member of Hyperion TWH Fund LLC and the sole managing member of Hyperion TW LLC, which is the sole general partner of Hyperion TW Fund L.P., and as sole member of SAS Hyperion LLC, which is the co-Managing Member of Hyperion TWH Fund II LLC.

CUSIP No.  894081 10 8                                 Page    9   of  12  Pages
           -----------                                      ------

            The Statement on Schedule 13D, dated June 6, 1996, filed by the undersigned with the Securities and Exchange Commission on June 7, 1996, relating to the Common Stock, par value $0.01 per share, of Allied Healthcare International, Inc. (f/k/a Transworld Healthcare, Inc.) ("Issuer"), as amended by Amendment No. 1 thereto, dated August 1, 1996, Amendment No. 2 thereto, dated January 23, 1997, Amendment No. 3 thereto, dated April 14, 1997, Amendment No. 4 thereto, dated May 5, 1997, Amendment No. 5 thereto, dated September 10, 1998, Amendment No. 6 thereto, dated January 31, 2001, Amendment No. 7 thereto, dated June 4, 2001, and Amendment No. 8 thereto, dated April 30, 2002 (collectively, the "Schedule 13D"), is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, unless the context otherwise requires.

Item 3.     Source and Amount of Funds and Other Consideration.

            Item 3 is hereby supplemented by addition of the following:

            The funds for the purchases of shares of Common Stock by Hyperion TWH Fund LLC, of which the Fund, Lewis S. Ranieri and Scott A. Shay are members, from July 26, 2002 through August 12, 2002 were obtained from capital contributed to it by its members.

Item 4.     Purpose of Transactions.

            Item 4 is hereby supplemented by addition of the following:

            The shares of Common Stock acquired by Hyperion TWH Fund LLC between July 26, 2002 and August 12, 2002 were acquired by Hyperion TWH Fund LLC for the purpose of investment. The shares of Common Stock referred to in the preceding sentence and any other shares of Common Stock now owned or hereafter acquired by the Fund, the TW Fund, Hyperion TWH Fund LLC and Hyperion TWH Fund II LLC, respectively, or by other Reporting Persons, may be disposed of in compliance with applicable law, rules and regulations at any time or from time to time, in whole or in part. In addition, the Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock.

CUSIP No.  894081 10 8                                 Page   10  of  12  Pages
           -----------                                      ------

Item 5.     Interest in Securities of the Issuer.

            Items 5(a)-(c) are hereby supplemented by addition of the following:

            Hyperion TWH Fund LLC purchased (i) 15,000 shares of Common Stock on the open market on July 26, 2002 in a number of separate purchases at prices ranging between $4.08 to $4.65 per share, (ii) 24,400 shares of Common Stock on the open market on July 29, 2002 in a number of separate purchases at prices ranging between $4.64 to $4.80 per share and (iii) 21,000 shares of Common Stock on the open market on August 12, 2002 at $4.82 per share. Accordingly, the Fund beneficially owns 11,485,610 shares of Common Stock (of which 6,854,454 shares are owned directly by the Fund, 4,148,456 shares are owned directly by the TW Fund and 482,700 are owned by Hyperion TWH Fund LLC), constituting approximately 25.8% of the outstanding Common Stock (on the basis of 44,464,954 shares outstanding as of July 1, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to securities of the Issuer.

            Each of the Fund, TW Fund, Hyperion TWH Fund LLC and Scott A. Shay has agreed not to offer, sell, contract to sell or otherwise dispose of (either directly or through an affiliate) any shares of capital stock of the Issuer held by such person for a period of 90 days from July 1, 2004 and otherwise in accordance with the terms of the Letter Agreement, dated as of July 1, 2004, entered into by such person with Friedman, Billings, Ramsey & Co., Inc. Each such Letter Agreement is attached pursuant to Item 7 hereof.

Item 7.     Material to be Filed as Exhibits.

            Please see the following separately filed Exhibits:

            Exhibit A - Letter Agreement, dated July 1, 2004, between the Fund and Friedman, Billings, Ramsey & Co., Inc., as Representative of the several Underwriters, delivered in connection with the Issuer's Underwriting Agreement.

            Exhibit B - Letter Agreement, dated July 1, 2004, between the TW Fund and Friedman, Billings, Ramsey & Co., Inc., as Representative of the several Underwriters, delivered in connection with the Issuer's Underwriting Agreement.

            Exhibit C - Letter Agreement, dated July 1, 2004, between Hyperion TWH Fund LLC Fund and Friedman, Billings, Ramsey & Co., Inc., as Representative of the several Underwriters, delivered in connection with the Issuer's Underwriting Agreement.

            Exhibit D - Letter Agreement, dated July 1, 2004, between Scott A. Shay and Friedman, Billings, Ramsey & Co., Inc., as Representative of the several Underwriters, delivered in connection with the Issuer's Underwriting Agreement.

CUSIP No.  894081 10 8                                 Page   11  of  12  Pages
           -----------                                      ------


Signature

            After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2004

                        HYPERION TW FUND L.P.
                        By:   HYPERION TW LLC,
                              its General Partner
                              By:  HYPERION PARTNERS II L.P.,
                                   its Managing Member
                                    By:   HYPERION VENTURES II L.P.,
                                          its General Partner
                                          By:   HYPERION FUNDING II CORP.,
                                                 its General Partner


                                            By:  /s/ Scott A. Shay
                                                --------------------------------
                                                Name:  Scott A. Shay
                                                       -------------------------
                                                Title: Executive Vice President
                                                       -------------------------


                        HYPERION TW LLC,
                        By:   HYPERION PARTNERS II L.P.,
                              its Managing Member
                              By:   HYPERION VENTURES II L.P.,
                                    its General Partner
                                    By:    HYPERION FUNDING II CORP.,
                                           its General Partner


                                            By:  /s/ Scott A. Shay
                                                --------------------------------
                                                Name:  Scott A. Shay
                                                       -------------------------
                                                Title: Executive Vice President
                                                       -------------------------

CUSIP No.  894081 10 8                                 Page   12  of  12  Pages
           -----------                                      ------




                        HYPERION PARTNERS II L.P.
                        By:   HYPERION VENTURES II L.P.,
                              its General Partner
                              By:   HYPERION FUNDING II CORP.,
                                    its General Partner


                                            By:  /s/ Scott A. Shay
                                                --------------------------------
                                                Name:  Scott A. Shay
                                                       -------------------------
                                                Title: Executive Vice President
                                                       -------------------------


                                            HYPERION VENTURES II L.P.
                                            By:   HYPERION FUNDING II CORP.,
                                                  its General Partner


                                            By:  /s/ Scott A. Shay
                                                --------------------------------
                                                Name:  Scott A. Shay
                                                       -------------------------
                                                Title: Executive Vice President
                                                       -------------------------



                                            HYPERION FUNDING II CORP.


                                            By:  /s/ Scott A. Shay
                                                --------------------------------
                                                Name:  Scott A. Shay
                                                       -------------------------
                                                Title: Executive Vice President
                                                       -------------------------


                                            /s/ Scott A. Shay
                                            ------------------------------------
                                            Scott A. Shay


                                            /s/ Lewis S. Ranieri
                                            ------------------------------------
                                            Lewis S. Ranieri